

DIVISION OF
CORPORATION FINANCE

July 17, 2009

By U.S. Mail and facsimile (405) 742-1805

Mr. Rick Green
Chief Executive Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, Oklahoma 74074

     Re: Southwest Bancorp, Inc.
       Form 10-K for December 31, 2008
       Form 10-Q for March 31, 2009
       Definitive Proxy Statement filed March 17, 2009
       File Number 001-34110

Dear Mr. Green:

   We have reviewed the above referenced filings and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended 12-31-2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision and Allowance for Loan Losses, page 11

1. We note the continued deterioration in the credit quality of your loan portfolio over the past year and the first quarter of 2009, which has resulted in increases to both your

Southwest Bancorp, Inc.
July 17, 2009
Page 2

nonperforming and impaired loans, provision, and your allowance for loan losses. We also note your disclosures herein and similar disclosures in your subsequently filed Form 10-Q regarding the increases of both the dollar amount and the percentage of the allowance to loans which have increased during these periods. You state these increases are the result of growth in portfolio loans, increased net charge-offs, an increase in the allowance related to impaired loans as well as increases in other risk factors including increases in potential nonperforming loans and national and local economic trends. Please tell us and revise future filings to provide for enhanced disclosures explaining the impact that each of these factors and trends had on your determination of the provision and allowance for loan losses.

2.   We note that your impaired loans have increased from $19.5 million as of December 31, 2007 to $59.3 million and $70 million as of December 31, 2008 and March 31, 2009, respectively. We also note disclosure on page 46 of your Form 10-K and page 10 of your subsequently filed Form 10-Q that these impaired loans are predominantly the result of two and three lending relationships, respectively. Please tell us and revise future filings beginning with your Form 10-Q for the period ended June 30, 2009 to provide enhanced disclosure and a further understanding of the composition of and related provisioning and charge-offs relating to your impaired loans. Further information relating to these borrowers (e.g. borrower's industry, the type and number of loans, discussion of underlying collateral, performance of the borrower, loan restructurings, etc.) would be helpful to a reader of your financial statements.

3.   Please tell us and consider revising future filings to present the nonaccrual loans in your table on page 13 separately for each loan category.

Definitive Proxy Statement on Schedule 14A filed March 17, 2009

Certain Relationships and Related Transactions, page 29

4.   We note your disclosure with regard to loans or extensions of credit to related persons; in future filings, please conform this disclosure to the language in Instruction 4(c) of Item 404 of Regulation S-K to clarify that the loans are on the same terms as those made to *persons not related to the lender*.

Form 10-Q for the period ended March 31, 2009

Note 5: Loans and Other Real Estate, page 9

5.   We note your disclosure on page 10 that for nonaccrual collateral dependent lending relationships, you determine the related impairment reserves based upon recent appraisal values. As it relates to these loans, please tell us and revise your future filings beginning with your Form 10-Q for the period ended June 30, 2009 to disclose the following:

- How and when you obtain original and updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to John Spitz at 202-551-3484, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn S. McHale